Filed pursuant to Rule 433
No. 333-208062
February 10, 2016

BOUGHT DEAL TREASURY OFFERING OF COMMON SHARES

Term Sheet	February 10, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from BMO Nebitt Burns Inc. for which contact details are provided below.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Terms and Conditions

Issuer:	Franco-Nevada Corporation (“Franco-Nevada” or the “Company”)

Issue:	Treasury offering of 11,500,000 common shares of the Company (the “Common Shares”).

Issue Price:	US$47.85 per Common Share

Issue Amount:	US$550,275,000

Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable at the Issue Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any.

Use of Proceeds:

The Company plans to use the net proceeds from the Offering for the funding of the Antapaccay stream and the balance will be added to the working capital of the Company and used for funding resource royalty and stream acquisitions, and other general corporate purposes.

Cash Dividends:

The Company currently pays a quarterly dividend of US$0.21 per common share. The first dividend which purchasers under this Offering are expected to be eligible to receive is the dividend payable (if declared) on March 31, 2016 to shareholders of record on March 17, 2016.

Form of Offering:	Bought deal by way of a shelf prospectus and prospectus supplement in all provinces and territories of Canada and pursuant to the multijurisdictional disclosure system in the United States.

Listing:

Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing common shares of the Company are listed on the TSX and the NYSE under the symbol “FNV”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Bookrunners:	BMO Capital Markets, CIBC Capital Markets, RBC Capital Markets and Scotiabank

Commission:	4.0%

Closing:	On or about February 19, 2016

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada from BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive,  Mississauga, Ontario, L5T 2Y9 (Email: pgardner@datagroup.ca or Telephone: 905-696-8884 ext. 4120 or Fax: 905-696-8457) and in the United States from BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com. A copy of the prospectus included in the registration statement filed with the SEC may be found in such registration statement at the link below:

http://www.sec.gov/Archives/edgar/data/1456346/000104746915008976/a2226743zf-10a.htm

CIBC World Markets Inc., Scotia Capital Inc. and certain of the other Underwriters or their affiliates own or control an equity interest in the TMX Group Limited (TMX) and have a nominee director serving on its board. As such, each such Underwriter may be considered to have an economic interest in the listing of securities on an exchange owned or operated by TMX, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange (each, an Exchange). No person or company is required to obtain products or services from TMX or its affiliates as a condition of any such Underwriter supplying or continuing to supply a product or service. CIBC World Markets Inc., Scotia Capital Inc. and other such Underwriters do not require the Company to list securities on any of the Exchanges as a condition of supplying or continuing to supply underwriting and/or any other services.